Digger Resources                            November 13, 1995
4605, 400-3rd Ave. S.W.
Calgary, Alberta T2P 4H2


Gentlemen:

          Great Basin Exploration and Mining Co.,Inc.  and Digger Resources Inc:
Exploration and Mining Joint Venture-Tempo Property, Lander County, Nevada

This letter lays out the principal terms of the business relationship between Digger Resources Inc (DRI) and Great Basin Exploration and Mining Co, Inc.
(GBEM) whereby DRI will explore the Tempo property and, if successful, develop a mine.

          1) DRI will make an up front cash payment of $25,000 on signature of this letter agreement. A joint venture agreement, based on the Rocky Mountain Form 5 Model Agreement, will be executed as soon as possible thereafter.

          2) DRI will fund a program, or series of programs, of exploration and development on the Temp property. DRI, as Operator, will generate and oversee the exploration program which will be managed in the field by GBEM personnel. These programs must be approved by DRI but will be managed and operated by GBEM staff. GBEM will charge for professional services at normal consulting rates to be agreed between the parties and will be based on actual time recorded on employee time sheets. GBEM will charge an apportionment of their intangible costs that can be demonstrated to be attributable to the Tempo project. The arrangement for the use of GBEM personnel will be valid up to the point that either $1.5 million is expended or a feasibility study is completed.

          3) The objective of the exploration and development program is to develop a mining reserve, conduct necessary metallurgical test work and complete a feasibility study. If the feasibility study shows that an operation would yield an acceptable economic return, the parties will proceed to develop a mining operation.

          4) DRI will commit to funding a work program to include trenching, sampling, mapping and geophysics, details of which will be approved by DRI at the time of a forthcoming site visit. The intention this program will be to fulfill the 1995 work commitment, if practically possible and if weather allows. If not, the difference between what has been spent in total by GBEM and DRI by the end of 1995 and the $50,000 1995 work commitment will be carried over into 1996. If the Lessor of the Tempo property will not allow the carry-over of 1995 under-expenditures into the 1996 work year and, as a consequence, terminates the Tempo lease this letter agreement will be voided and the initial cash payment of $25,000 refunded by GBEM to DRI.

          5) At the time of signing a joint venture agreement, DRI will acquire a vested 80% interest of GBEM'S 100% interest in the Tempo property. In order to maintain its 80% interest DRI will:

               a) spend a minimum of $1.5 million over a five year period or complete a feasibility study.

               b)  be  responsible  for  the  advanced   minimum  royalty  (AMR)
payments, annual claim fees and work commitment under the terms of the Campbell mineral Lease dated October 14, 1994.


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          6) DRI's  interest is subject to the back-in right held by Serem Gatro
Canada (SGC) to acquire up to a 40% interest in any proposed operation by payment of 40% of expenditures to date (less SGC's past expenditure of $58,000) at the time of completion of a feasibility study as well as finance their share of future expenditure to develop a mine. In the event that SGC exercises its right for a full 40%, DRI will hold a 60% interest and GBEM will retain a 7.5% Net Proceeds Royalty as defined in the RMLF Mining Venture Form 5. The mechanism by which the SGC back-in is achieved, and the manner in which if affects the respective interests of DRI and GBEM will be described in the joint venture agreement.

          7) Other normal conditions for conducting exploration and mining on a joint venture basis, not specified here, will apply.

          8) This offer will remain open until 5 p.m. Pacific Standard Time, Monday November 13, 1995.


Kind regards,


A. B. Taylor
President                              DIGGER RESOURCES INC.
                                       Accepted:  Bill Scott
                                       Date:  November 13, 1995